Filed Pursuant to Rule 433
Registration Statement No. 333-188780

Supplementing the Preliminary Prospectus
Supplement dated October 29, 2015
(To Prospectus dated May 22, 2013)

$750,000,000 x
Dr Pepper Snapple Group, Inc.
$500,000,000 3.400%% Senior Notes due 2025
$250,000,000 4.500%% Senior Notes due 2045

Final Term Sheet

October 29, 2015

Issuer:	Dr Pepper Snapple Group, Inc.
Expected Ratings (Moody's / S&P)*:	Baa1 / BBB+
Trade Date:	October 29, 2015
Settlement Date (T+7):	November 9, 2015
Change of Control:
Upon the occurrence of a "Change of Control Triggering Event," the Issuer will be required, unless it has exercised its right to redeem the Notes, within a specified period, to make an offer to repurchase all Notes at a price equal to 101% of the principal amount, plus any accrued and unpaid interest to the date of repurchase.

Denominations:	$2,000 x $1,000
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC

Co-Managers:	J.P. Morgan Securities LLC
Goldman, Sachs & Co.
BB&T Capital Markets, a division of BB&T Securities, LLC
Rabo Securities USA, Inc.
U.S. Bancorp Investments, Inc.
BOSC, Inc.
HSBC Securities (USA) Inc.

	3.400% Senior Notes due 2025	4.500% Senior Notes due 2045
Size:	$500,000,000	$250,000,000
Maturity Date:	November 15, 2025	November 15, 2045
Coupon (Interest Rate):	3.400%	4.500%
Interest Payment Dates:	Each May 15 and November 15, beginning on May 15, 2016	Each May 15 and November 15, beginning on May 15, 2016
Price to Public (Issue Price):	99.403%	99.738%
Yield to Maturity:	3.471%	4.516%
Benchmark Treasury:	UST 2.000% due August 15, 2025	UST 3.000% due May 15, 2045
Benchmark Treasury Price and Yield:	98-16; 2.171%	100-21; 2.966%
Spread to Benchmark Treasury:	1.30% (130 basis points)	1.55% (155 basis points)
Make-Whole Call:	T+ 20 basis points (prior to August 15, 2025)	T+ 25 basis points (prior to May 15, 2045)
Par Call:	On or after August 15, 2025	On or after May 15, 2045
CUSIP/ISIN:	26138E AS8/ US26138EAS81	26138E AT6/ US26138EAT64

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefor on or about November 9, 2015, which is the seventh business day following the date hereof (such settlement cycle being referred to as "T+7"). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next four succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, by calling Deutsche Bank Securities Inc. toll-free at (800) 503-4611, by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or dg.prospectus_requests@baml.com or by calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649.